UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

QUANTUM CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-13449	94-2665054
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

10770 East Briarwood Avenue, Centennial, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Laura A. Nash, Chief Accounting Officer	(408) 944-4000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2025.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Quantum Corporation (the “Company”) files this Form SD pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025, to December 31, 2025.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is available at the following address: https://investors.quantum.com/financial-information/sec-filings.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

The following is filed as an exhibit to this Form SD.

Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

QUANTUM CORPORATION

/s/ Laura A. Nash
Laura A. Nash
Chief Accounting Officer

Date: May 29, 2026